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October 1, 2020	Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Celeste Murphy Ada D. Sarmento Sash Parikh Michael Fay

Re:	Eargo, Inc. Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted September 8, 2020 File No. 377-02902

Ladies and Gentlemen:

Eargo, Inc. (the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on November 8, 2019, as amended by Amendment No. 1 to the draft Registration Statement submitted on December 23, 2019, Amendment No. 2 to the draft Registration Statement submitted on March 9, 2020 and Amendment No. 3 (“Amendment No. 3”) to the draft Registration Statement submitted on September 8, 2020, and previously filed with the Commission a Registration Statement on Form S-1 on September 25, 2020 (File No. 333-249075). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 3 received on September 25, 2020 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

October 1, 2020

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

Key Business Metrics, page 81

1.	Please revise to disclose the reasons why you believe these metrics provide useful information to investors.

Response:     The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 81 of the Registration Statement accordingly.

Comparative electroacoustic benchmarking tests, page 120

2.	Please revise to disclose the reasons why you believe the discussion of the comparative electroacoustic benchmarking tests that you conducted provides useful information to investors.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 120 of the Registration Statement accordingly.

Principal Stockholders, page 162

3.

We note your revisions in response to prior comment 3 that investment and voting decisions by the Pivotal Alpha Limited are made jointly by three or more individuals. Please revise to disclose the names of these individuals. Please also revise to disclose who shares voting and dispositive power with Karen P. Welsh over the shares held by NEA Ventures. We also note your disclosure that the non-executive board of the Future Fund Board of Guardians makes the investment and voting decisions for Future Fund Investment Company No.4 Pty Ltd. It appears that the Board of Guardians is the nonexecutive board of the Future Fund. Please revise to clarify, if true, that the Future Fund Board of Guardians makes the investment and voting decisions for Future Fund Investment Company No.4 Pty Ltd.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 165, 166 and 167 of the Registration Statement accordingly.

* * *

October 1, 2020

Please contact me by telephone at (650) 463-2677 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Kathleen Wells

Kathleen Wells, Esq.

of LATHAM & WATKINS LLP

cc:	Christian Gormsen, Eargo, Inc.
Alan C. Mendelson, Latham & Watkins LLP
Phillip Stoup, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Beth LeBow, Davis Polk & Wardwell LLP